BlackRock Focus Value Fund, Inc.

FILE #811-03450

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
10/07/08	BANK OF AMERICA CORP.	455,000,000	173,500	Banc of America Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated
10/08/08	METLIFE INC.	75,000,000	19,200	Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC